Mark A. Cotter ; MS, CIH,CSP
57 Burroughs Drive
Amherst, New York 14226
(716) 517-5507
cottermajl@aol.com

Education

BS . Geology, University of Montana

Masters of Science, Virginia Commonwealth University

Certifications

Certified Industrial Hygienist (CIH)

Certified Safety Professional (CSP)

Geologist

Specialized Training & Certifications

Instructor for OSHA 10 and 30 Hour Training

ISO 14001 Lead Environmental Auditor

Certified Root Cause Analysis (RCA) Investigator

NYSDOL Trainer for Asbestos and Lead Abatement

Radiation Worker II Master Trainer

Key Qualifications

- *30 years of Environmental, Health and Safety experience*

  . Preparation and implementation of site specific health and safety plans (HASP's) and JSA's. Point of Contact for federal, state and local regulatory agencies to get necessary permits to ensure projects are done in a regulatory compliant manner to ensure worker protection.

  . Ensure worker safety programs for OSHA compliance.

  Manage QA/QC program to confirm and verify that on-going demolition work meets corporate and client standards

- *Comprehensive experience on over 100 federal and state hazardous waste site remediation projects providing ; health and safety support , groundwater modeling and industrial hygiene sampling .*

  Established mobile laboratories for GC/MS analytical air and bulk sampling to track   remediation target thresholds for identified soil contaminates.

- *Environmental, Health and safety support on Controlled Demolition / Decommissioning projects for private sector nuclear plants & DOE facilities. The DOE/ NRC work environment is highly regulated with challenging environmental conditions requiring unique and stringent health and safety methodologies to ensure worker protection.*

- *Master trainer for numerous Safety and Health topics including; OSHA 10 &30 Hour , Hazwoper , confined space , asbestos ,silica radiation and lead based paint abatement*

Experience

1.	**DEMOLITION** Provided environmental, health and safety (EHS) oversight at hundreds of industrial demolition projects and nuclear decommissioning projects. I prepare and implement Site Specific Health and Safety Plans (SSHASP's). I prepare Job Safety Analysis (JSA's) to confirm appropriate engineering controls, administrative controls and PPE is utilized to ensure worker protection and regulatory compliance I conduct QA/QC field audits to confirm work proceeds as planned in accordance to client specifications and regulatory requirements. USEPA and OSHA compliance are core audit metrics. I plan and implement air monitoring programs for potential airborne contaminates to ensure worker protection . I will prepare negative exposure assessments (NEA) for various contaminants including but not limited to ; lead based paint (LBP) , asbestos , airborne silica , nuisance dust, NORM, and metal fumes.
2.	**NUCLEAR / RADIOLOGICAL DECOMISSIONING** Senior Health and Safety Manager for decommissioning /implosions at several nuclear power plants and DOE facilities including ; the 'K' Reactor Cooling Tower (Savannah River), _DOE Los Alamos National Laboratory (LANL), Yankee Rowe, DOE Nevada Test Site (Pluto Facility) , Linde Site , Tonawanda , NY (Army Corps of Engineers) Conducted a comprehensive 2 year environmental site assessment at the DOE Oakridge Tennessee (Y-12 Facility). Field data was utilized for the development of an Environmental Management System (EMS) process per ISO 14001. Work required 'Q' security clearance. Tasks focused on physical inventory and audit of hazardous wastes/hazardous materials to verify compliance with USEPA & DOE Standards applicable to hazardous waste management and tracking of those hazardous materials.
3.	**HAZARDOUS WASTE / SUPERFUND REMEDIATION** Provided geological and health and safety support on over 50 Federal and State hazardous waste site remediation projects (Super Fund) . Team member of the USEPA Remediation Team at Love Canal, New York that mapped, removed and capped dioxin contaminated soil. Implemented a complex gas emission study to quantitate potential radioactive gas emissions for triturated – methane gas under Self- Contained Breathing Apparatus (Level B) SCBA for worker protection.